SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 1, 2005.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date November 1, 2005	By	/s/ Alfred W. Vitale

	Name:	Alfred W. Vitale
	Title:	President

Unilens Reports $0.50 Diluted Earnings Per Share,
22% Increase in Net Sales, and 74% Increase in Royalties
for the Year Ended June 30, 2005

          LARGO, Fla., Nov. 1 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI) reported significantly higher sales, royalties, earnings before tax benefits and extraordinary gain, and operating cash flows for both the fourth quarter and fiscal year ended June 30, 2005.

          Net sales, excluding royalty income, for the fiscal year ended June 30, 2005 rose 22% to approximately $5.0 million, compared with $4.1 million in the previous fiscal year.  Royalty income for the year increased 74% to $1,632,051, versus $937,394 in the year ended June 30, 2004.

          For the fiscal year ended June 30, 2005, the Company reported income before tax and extraordinary item of a record $1,710,687, or $0.38 per diluted share, compared with $863,121, or $0.21 per diluted share, in FY2004.  After including a net deferred income tax benefit of $527,100, Unilens reported net income totaling $2,237,787, or $0.50 per diluted share, for FY2005.  In fiscal year 2004, the Company reported net income of $6,076,734, or $1.48 per diluted share, which included a net deferred income tax benefit of $3,261,050 and a one-time net gain on the extinguishment of debt amounting to $1,952,563.

          Net sales excluding royalty income for the quarter ended June 30, 2005, increased 40% to approximately $1.6 million, compared with approximately $1.1 million in the quarter ended June 30, 2004.  Royalty income for the fourth quarter of FY2005 rose 51% to $473,627, compared with $313,673 in the prior-year quarter.

          For the quarter ended June 30, 2005, income before tax and extraordinary item increased to $541,533, or $0.12 per diluted share, compared with $375,302, or $0.09 per diluted share, for the fourth quarter of FY2004.  After including a net deferred income tax benefit of $973,585, the Company reported total net income of $1,515,118, or $0.34 per diluted share, for the fourth quarter of FY2005.  This compared with net income of $3,800,561, or $0.90 per diluted share, for the fourth quarter of FY2004, which included a net deferred income tax benefit of $3,483,864.

          The increases in net sales in the fourth quarter and fiscal year 2005 were primarily the result of higher demand for the Company’s C-Vue brand of disposable multi-focal and toric multifocal contact lenses, which utilize Unilens’ patented design.  Sales associated with the acquisition in February 2005 of the SoftCon and Aquaflex product lines accounted for 15% and 6% of net sales for the quarter and fiscal year ended June 30, 2005, respectively.

          Increases in net income before tax and extraordinary item during the quarter and fiscal year ended June 30, 2005 were primarily attributable to higher royalty income, strong and growing demand for the Company’s C-Vue brand of multifocal and toric multifocal contact lens products, and contributions from product acquisitions during the fiscal year.

          “Sales of our cast-molded C-Vue multi-focal contact lenses and the C-Vue Toric Multifocal continued to steadily increase throughout the fiscal year,” stated A.W. Vitale, Chief Executive Officer of Unilens Vision Inc.  “Higher C- Vue sales and contributions from acquired product lines more than offset an expected decline in some of our soft lathe-cut product lines, resulting in a 22% increase in net sales for the year and a 40% sales gain in the fourth quarter.  We are also pleased to report that royalty income from our licensee, Bausch & Lomb, increased 74% during fiscal 2005 to more than $1.6 million. We are optimistic that royalties generated by the license of our multifocal design to Bausch & Lomb will continue to increase in the current fiscal year.”

          The Company also reported that net cash provided by operating activities increased 53% to $1,262,375 in FY2005, compared with $827,218 in the previous fiscal year.

          “Our year-end balance sheet shows dramatic improvements in the Company’s financial condition as a result of eliminating our debt three years ahead of schedule, the recognition of deferred tax assets, and improved cash flows during the most recent fiscal year,” continued Vitale.  “As of June 30, 2005, stockholders’ equity totaled $6,234,704, compared with $4,010,833 at the end of Fiscal 2004.”

          About Unilens Vision Inc. - “The Eye Care Professional’s Specialty Contact Lens Company”

          Established in 1989, Unilens Vision Inc. (“Unilens”), through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands.  Additional information on the Company may be accessed on the Internet at http://www.unilens.com .

          (Note:  All financial information in this release is stated in U.S. Dollars).

          The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward- looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Michael Pecora, CFO, Unilens (727) 544-2531

UNILENS VISION INC.
FOURTH QUARTER AND ANNUAL RESULTS - FISCAL 2005
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars)
RESULTS OF OPERATIONS

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Year Ended June 30, 2005	Year Ended June 30, 2004

Sales	$1,569,306	$1,117,182	$4,971,577	$4,074,577
Cost of sales	896,343	621,914	2,958,252	2,415,007
	672,963	495,268	2,013,325	1,659,570
Expenses	615,717	424,680	1,921,745	1,701,957
Income (loss) from operations	57,246	70,588	91,580	(42,387)
Other items:
Royalty income	473,627	313,673	1,632,051	937,394
Other income/(expenses)	10,660	(8,959)	(12,944)	(31,886)
	484,287	304,714	1,619,107	905,508
Income before tax and extraordinary item (“EI”)	541,533	375,302	1,710,687	863,121
Net deferred income tax benefit	973,585	3,483,864	527,100	3,261,050
Income before EI	1,515,118	3,859,166	2,237,787	4,124,171
Extraordinary item	—	(58,605)	—	1,952,563
Income for the period	$1,515,118	$3,800,561	$2,237,787	$6,076,734
Income per common share before
EI:
Basic	$0.36	$0.93	$0.53	$1.01
Diluted	$0.34	$0.92	$0.50	$1.00
Income per common share:
Basic	$0.36	$0.91	$0.53	$1.49
Diluted	$0.34	$0.90	$0.50	$1.48
CASH FLOWS
Provided (used) by
Operating activities	$421,831	$201,117	$1,262,375	$827,218
Investing activities	(85,637)	(51,524)	(122,470)	(157,354)
Financing activities	(310,608)	(128,291)	(1,235,289)	(397,376)
Increase (decrease) in cash	$25,586	$21,302	$(95,384)	$272,488

BALANCE SHEET

	June 30, 2005	June 30, 2004

Cash	$374,302	$472,439
Total assets	7,316,946	6,095,950
Current liabilities	1,082,242	1,396,978
Total liabilities	1,082,242	2,085,117
Stockholders’ equity	$6,234,704	$4,010,833

          Certain of the prior period comparative figures have been reclassified to conform with the presentation adopted for the current period.

SOURCE  Unilens Vision Inc.
            -0-                                                  11/01/2005 /CONTACT:  Michael Pecora, CFO, Unilens, +1-727-544-2531/
            /Web site:  http://www.unilens.com /
             (UVICF UVI. UVI.V)